Exhibit 99.1
HomeStreet Board Reveals Its Disdain for Shareholder Rights

Uses Disgraceful Tactics to Avoid Accountability

Blue Lion Capital Will Ensure Shareholders Have a Choice at HomeStreet's 2018 Annual Meeting

NEWS PROVIDED BY
Blue Lion Capital
09:19 ET

DALLAS, March 5, 2018 /PRNewswire/ -- Blue Lion Capital ("BLC") and its affiliates, which manage funds that beneficially own approximately 6.0% of the stock of HomeStreet, Inc. (Nasdaq: HMST) ("HomeStreet" or the "Company"), has provided notice (the "Notice") of its intention to nominate two directors to the HomeStreet Board of Directors and propose two substantive corporate governance improvements at the Company's 2018 Annual Meeting of Shareholders (the "Annual Meeting").  On March 1, 2018, HomeStreet announced that it believes the Notice is invalid, falsely claiming that BLC failed to satisfy the nomination requirements set forth in the Company's Amended and Restated Bylaws (the "Bylaws").

There is no information missing from BLC's 133-page Notice. The Notice is wholly compliant with HomeStreet's Bylaws and includes every material piece of required information relating to BLC, its nominees and its governance proposals.  BLC believes there is no ambiguity whatsoever in the Notice and that it provides more than sufficient detail for HomeStreet to have advance notice of BLC's intentions.

Nowhere in its objection to BLC's Notice does HomeStreet claim it has insufficient knowledge of BLC's intended actions.  Instead, HomeStreet's Board attempts to invalidate the Notice with a novel objection:  BLC not only needed to provide the information required (which it did), but BLC also needed to repeat "No Further Information" or "Not Applicable" more than twenty-five times, to confirm that there was nothing else it needed to disclose.

For example, one of BLC's nominees is Paul Miller.  Mr. Miller is a former highly regarded bank research analyst who covered the Company for five years.  Mr. Miller provided extensive disclosures in the Notice about his background.  One question on HomeStreet's Board of Director Questionnaire asked him to "describe any loan" he has taken from the Bank.  Mr. Miller has never had a loan from HomeStreet and, as a result, properly left the "please describe" box blank. Mr. Miller then attested that his answers on the Questionnaire were "true and complete" and "true and accurate."

HomeStreet nevertheless claims Mr. Miller's answer about the existence of loans is incomplete, fails to provide the Company sufficient notice of Mr. Miller's nomination and thus invalidates the Notice.  BLC believes HomeStreet's position is patently absurd.

HomeStreet and its advisors have also, clearly, misread the Company's poorly crafted Bylaws. Those Bylaws, by their own terms, simply do not call for the vast majority of the information the Company claims BLC should have provided. Recognizing that the Bylaws were unusual, and acting in good faith, BLC voluntarily provided significantly more information in its Notice about its affiliates and Nominees than is actually required by the letter of the Bylaws.

"Perhaps because we are not in the business of fighting wars, unlike HomeStreet's advisors and lawyers," said Charles W. Griege, Jr., Managing Partner and Chief Investment Officer of BLC, "we elected to provide HomeStreet with substantially more information than their unusual Bylaws require.  And, what did they do? They misread their own Bylaws, assumed they were like most other Bylaws, and brazenly responded that we fell short.  It is just shameful."

In another extraordinary example of bad faith, HomeStreet claims that BLC's Notice was inadequate because it did not comply with provisions of the proxy rules that require a proxy to disclose the principal business of the organizations for which the nominees have worked.  Despite the fact that nothing in HomeStreet's Bylaws requires this information in a notice of nomination, BLC voluntarily did provide a description of every organization for which its nominees worked during the past five years.  HomeStreet's objection on this point is flawed therefore for two reasons – the disclosure was not required and, despite that, BLC provided it anyway.  Ironically, HomeStreet itself – in every annual proxy statement delivered to shareholders since its IPO in 2012 – has failed to comply with this disclosure provision of the proxy rules.

"We voluntarily provided the information, while the Company has seemingly violated this rule every year of its life as a public company, and yet HomeStreet has the gall to complain about us," said Mr. Griege.

It is quite obvious to BLC that HomeStreet has disingenuously claimed the Notice is incomplete, misread its own Bylaws and is applying a double standard.  In short, BLC believes HomeStreet is intentionally using its control of the corporate machinery to manipulate the nomination process to suppress the rights of every HomeStreet shareholder.

"Only a completely mismanaged process could have produced the response we received from HomeStreet," continued Mr. Griege.  "Just what is this Board so afraid of and what are the independent directors of this Board doing?  The notion that a line left blank because there is no additional information to disclose can be seized upon as an incomplete answer is nothing short of absurd.  So too is misreading your own Bylaws and insisting that a shareholder comply with imagined, unwritten provisions.  How can this Board be so irresponsible as to waste shareholder money on advisors and lawyers to disenfranchise shareholders on such specious grounds?"

Unfortunately, the aggressive tactics the Board is employing against BLC are nothing new for HomeStreet. The Company similarly attempted to impede an accounting investigation by the Securities and Exchange Commission (the "SEC") that began in 2015.  The two incumbent directors whose terms expire at the Annual Meeting, Douglas Smith and Scott Boggs, were both members of HomeStreet's Audit Committee when the SEC found that the Company had not only violated securities laws, but also intentionally interfered with the SEC investigation by inappropriately trying to hunt down the whistleblower.  The Company was fined $500,000 by the SEC for its illegal conduct in 2017.

"We believe shareholders deserve the right to hold Mr. Smith and Mr. Boggs accountable in part for the accounting failures, inadequate Audit Committee oversight, and disgraceful actions of the Company relating to the SEC investigation," said Mr. Griege. "Just like the whistleblower employee who reported the inappropriate behavior to the SEC, we too will not back down.  We simply cannot allow the Company to silence its critics regardless of whether they are a whistleblower or shareholders.  We will hold the entire Board of Directors accountable for their abject failures of corporate culture and corporate governance.  We will see to it that shareholders have an opportunity to elect new, independent directors at this year's Annual Meeting."

Mr. Griege concluded, "It is remarkable that this Board – which has overseen a Company that violated accounting rules, took actions to impede an SEC investigation, failed to produce a single compliant proxy statement, and has a flawed set of Bylaws – is bold enough to attack a major shareholder.  The rejection of our Notice is nothing short of an outrageous abuse of the directors' privileged position and an affront to shareholder rights.  It takes a pathetic mix of bad faith and gumption for sitting directors and their high-priced advisors to use shareholder money to trump up baseless claims to block the proper and good-faith nomination of would-be director replacements."

BLC is sending a comprehensive response to HomeStreet and its attorneys and demanding that the Company comply with Washington State law and HomeStreet's Bylaws. BLC will move forward with its proxy solicitation and defend its shareholder rights by all means available.

Additional materials concerning BLC's views on HomeStreet are available at the Securities and Exchange Commission's website at https://tinyurl.com/y8mpemcw, https://tinyurl.com/y8qvcfkn, https://tinyurl.com/y7gnh4c8 and https://tinyurl.com/y8egtczm.

Important Information

This press release is not a solicitation of a proxy from any security holder of HomeStreet, Inc. (the "Company").  Blue Lion Opportunity Master Fund, L.P. has nominated two individuals as nominees to the Company's board of directors and intends to solicit votes for the election of those individuals as members of the Company's board of directors.  The individuals that have been nominated are Ronald K. Tanemura and Paul J. Miller, Jr. (the "Nominees").  In addition, Blue Lion Opportunity Master Fund, L.P. has notified the Company that it intends to present three shareholder proposals at the Company's 2018 Annual Meeting of Shareholders (the "Proposals").  Blue Lion Opportunity Master Fund, L.P. will send a definitive proxy statement, proxy card and related proxy materials to shareholders of the Company seeking their support of the Nominees and the Proposals at the Company's 2018 Annual Meeting of Shareholders.  Shareholders are urged to read the definitive proxy statement and proxy card when they become available, because they will contain important information about the Nominees and the Proposals, the Company and related matters.  Shareholders may obtain a free copy of the definitive proxy statement and proxy card (when available) and other documents filed with the Securities and Exchange Commission ("SEC") by Blue Lion Opportunity Master Fund, L.P. and its affiliates (the "Blue Lion Parties") at the SEC's web site at www.sec.gov.  The definitive proxy statement (when available) and other related SEC documents filed with the SEC by the Blue Lion Parties may also be obtained free of charge from the Blue Lion Parties, upon request.

Participants in Solicitation

The following persons may be deemed to be participants in the planned solicitation from the Company's shareholders of proxies in favor of the Nominees and the Proposals (the "Participants"): Ronald K. Tanemura, Paul J. Miller, Jr., Charles W. Griege, Jr., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., and Blue Lion Opportunity Master Fund, L.P.  The Participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock.  Information regarding the Participants and their interests may be found in the Notice of Intent to Present Proposals and Nominate Directors, as filed with the SEC on February 26, 2018, which is incorporated herein by reference.

SOURCE Blue Lion Capital

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